

September 12, 2012

<u>Via E-mail</u>
Paul Zyla, President
Xtra-Gold Resources Corp.
360 Bay Street, Suite 301
Toronto, Ontario, Canada, M5H 2V6

> **Re: Xtra-Gold Resources Corp.**
> **Registration Statement on Form S-4**
> **Filed August 17, 2012**
> **File No. 333-183376**

Dear Mr. Zyla:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   It appears that Xtra-Gold BVI will not be established until after the effective date of the registration statement. Please remove Xtra-Gold BVI from the Facing page of the registration statement. If true, please confirm that Xtra-Gold BVI will file a post-effective amendment adopting the registration statement at the time it is established, consistent with Securities Act Rule 414 and Securities Act Rules Compliance & Disclosure Interpretation 611.03.

Material United States Federal Tax Consequences, page 25

2.   If you elect to provide a short form tax opinion the tax disclosure in the prospectus must state clearly that the disclosure in the tax consequences section is the opinion of named

counsel. Refer to Section III.B.2 of Staff Legal Bulletin No. 19 for guidance. Please revise. Also, note the tax opinion should be filed as exhibit 8.

3.   Please revise the opinions in this section to address all material tax consequences of the continuation, not just the <u>certain</u> tax consequences referenced in the first sentence. The opinion should state clearly each material tax consequence unless there is significant doubt about the tax consequences. Where there is significant doubt counsel should explain why it cannot give a "will" opinion and describe the degree of uncertainty in the opinion. Appropriate risk factor disclosure should also be provided. Refer to Section III.C.4 of Staff Legal Bulletin No. 19.

4.   Disclaimers of responsibility, such as those in the final paragraph on page 25, that in any way state or imply that investors are not entitled to rely on the tax opinion are inappropriate. Refer to Section III.D.1 of Staff Legal Bulletin No. 19. Please revise.

<u>Signatures</u>

5.   The registration statement should be signed by your principal financial officer and principal accounting officer in his individual capacity and not merely on behalf of the company as has been done at the top of page II-2. Please revise. Also, clarify why you have included signatures by Xtra-Gold Resources Corp. (Canada) an entity that does not appear in your list of subsidiaries filed as exhibit 21.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ruairi Regan at (202) 551-3269 or David Link at (202) 551-3356 if you have questions regarding our comments.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director

cc (via email): James M. Schneider, Esq.